Exhibit 4.22

[   ]

[   ]

Delivered per mail

[ ], 2024

Dear [   ],

LETTER OF APPOINTMENT FOR A NON-EXECUTIVE DIRECTOR

The board of directors (“Board”) of Psyence Biomedical Ltd (the “Company”) is pleased to confirm your service:

●	on the Board as a non-executive director;
●	as a member of the Audit Committee;
●	as a member of the Compensation Committee;
●	as a member of the Nominating and Corporate Governance Committee,

with effective from January 25, 2024 (“Effective Date”).

This letter sets out the main terms of your appointment. If you have any questions about or are concerned with any of the terms, or need any more information, please let me know.

By accepting this appointment, you agree that this letter is a contract for service as a director and is not a contract of employment and you confirm that you are not subject to any restrictions which prevent you from holding office as a director.

1.APPOINTMENT

1.1.

Subject to the remaining provisions of this letter, your appointment under this letter shall be for an initial term commencing January 25, 2024 until the date of the first annual general meeting (“AGM”) unless terminated earlier by either party giving to the other one month’s prior written notice.

1.2.

Your appointment is subject to the Company’s articles of association, as amended from time to time (the “Articles”). Nothing in this letter shall be taken to exclude or vary the terms of the Articles as they apply to you as a director of the Company.

1.3.

Continuation of your appointment is contingent on your continued satisfactory performance, renomination by the nominating and corporate governance committee and approval of the Board, and re-election by the shareholders and any relevant statutory provisions and provisions of the Articles relating to removal of a director. If you are not re-nominated or approved by the Board, the shareholders do not re-elect you as a director, or you are retired from office under the Articles, your appointment shall terminate automatically, with immediate effect.

1.4.

Any term renewal is subject to the recommendation of the nominating and corporate governance committee and review and approval of the Board review as well as AGM re-election. Notwithstanding any mutual expectation, there is no right to re-nomination by the Board.

1.5.	You will be serving on one or more Board committees. In such case you will be provided with the relevant terms of reference on your appointment to such a committee.
1.6.	Notwithstanding paragraph 1.1 to paragraph 1.5, the Company may terminate your appointment with immediate effect if you have:
1.6.1.	committed a material breach of your obligations under this letter;
1.6.2.	committed any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your statutory, fiduciary or customary or common law duties);
1.6.3.

been guilty of any fraud or dishonesty or acted in any manner which, in the Company’s opinion, brings or is likely to bring you or the Company into disrepute or is materially adverse to the Company’s interests;

1.6.4.	been convicted of an arrestable criminal offence other than a road traffic offence for which a fine or non-custodial penalty is imposed;
1.6.5.	been declared bankrupt or have made an arrangement with or for the benefit of your creditors, if you have a county court administration order made against you under applicable laws;
1.6.6.	been disqualified from acting as a director; or
1.6.7.	not complied with the Company’s anti-corruption and anti-bribery policy and procedures.
1.7.	On termination of your appointment, you shall resign from your office as director of the Company unless otherwise requested by the Company.
1.8.

If matters arise which cause you concern about your role, you should discuss these matters with the chairman of the Board. If you have any concerns which cannot be resolved, and you choose to resign for that, or any other, reason, you should provide an appropriate written statement to the chairman of the Board for circulation to the Board.

2.TIME COMMITMENT

2.1.

You will be expected to devote such time as is necessary for the proper performance of your duties. The specific requirements of a director of the Board will be set forth in the Company’s Corporate Governance Policies, as may be amended from time to time.

2.2.	The nature of the role makes it impossible to be specific about the maximum time commitment. You may be required to devote additional time to the Company in respect of preparation time and ad hoc matters which may arise and particularly when the Company is undergoing a period of increased activity. At certain times it may be necessary to convene additional Board, committee or shareholder meetings.

2.3.

By accepting this appointment, you confirm that, taking into account all of your other commitments, you are able to allocate sufficient time to the Company to discharge your responsibilities effectively. You should obtain the agreement of the chairman before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

3.ROLE AND DUTIES

3.1.

The Board as a whole is collectively responsible for the success of the Company and its subsidiaries (the “Group”). The Board’s role is to set the Company’s strategic aims and ensure that the necessary financial and human resources are in place for the Company to meet its objectives. The Board also reviews management performance and ensures that the Company meets its obligations to its shareholders and others. As a non-executive director you shall have the same general legal responsibilities to the Company as any other director. You are expected to perform your duties (whether statutory, fiduciary or customary or common law) faithfully, diligently and to a standard commensurate with the functions of your role and your knowledge, skills and experience.

3.2.

You shall exercise your powers in your role as a non-executive director having regard to relevant obligations under prevailing law and regulation, including the Ontario Business Corporations Act (“OBCA”) as amended, Canadian and U.S. securities laws and the listing standards of the NASDAQ Stock Market. In addition to complying with the Company’s Articles, Corporate Governance Policies, and other applicable Company policies, you shall have particular regard to the duties of directors in Article 134 of the OBCA to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.3.	Unless the Board specifically authorizes you to do so, you shall not enter into any legal or other commitment or contract on behalf of the Company.
3.4.	You shall be entitled to request all relevant information about the Company’s affairs as is reasonably necessary to enable you to discharge your responsibilities as a non-executive director.

4.FEES AND EXPENSES

4.1.

You shall be compensated for your services as a non-executive director in accordance with the compensation, annual bonus and long-term incentive policy adopted by the Board on February 2, 2024 (“Executive Compensation Policy”), as such policy may be amended from time to time by the Board, as supplemented by the performance metrics to be approved by the Compensation Committee of the Company in accordance with the Company's rules and policies governing performance and bonus schemes (“KPI and LTI Policy”), still to be adopted;

4.2.	With effect from February 1, 2024, your compensation will be as follows for all services to the Board and to the Committees of the Board:
4.2.1.	Monthly Fee: US$[ ] per month / US$[ ] per annum, payable monthly in arrears;

4.2.2.

Equity / Long-Term Incentive Awards: During the term of your appointment, subject to approval by the Compensation Committee, you will be eligible to participate in the 2023 equity incentive plan of the Company, as may be amended or replaced in accordance with its terms from time to time, and any other long-term incentive compensation programs adopted by the Company as made available to the Company's senior executives at the level determined by the Compensation Committee, in its sole discretion, consistent with non-executive director's role and responsibilities with a target of [  ] RSU’s which equates to approximately 4 times. The Company shall issue shares, pursuant to the KPI and LTI Policy. The grant of the long-term incentives to you shall be:

a)

in accordance with the Executive Compensation Policy, based on performance metrics which will be entirely at the discretion of the Compensation Committee for the year 2024, and in accordance with the KPI and LTI Policy for the years thereafter;

b)

conditional upon (1) your continued appointment with the Company at the time of grant; and (2) any other terms and conditions set forth in the KPI and LTI Policy and as may be determined by the Board at the time of grant;  and

c)

granted one hundred eighty (180) days after the Effective Date, and for the following years, shall be granted at the end of Q1 annually, beginning March 31st, 2025. Unless otherwise determined by the KPI and LTI Policy, long-term incentives shall vest as follows: 33.3% vest 12 months after grant; 33% vest 24 months after grant, 33% vest 36 months after grant.

4.3.

Expenses incurred in connection with the performance of your duties as a director, including but not limited to reasonable travel expenses, shall be reimbursed by the Company in accordance with reimbursement policies as adopted by the Board from time to time.

5.BENEFITS AND DEDUCTIONS

5.1.	Benefits
5.1.1.

You have sole responsibility to comply with all laws, rules and regulations relating to the provision of Services, including without limitation, requirements under the Income Tax Act (Canada), the Employment Insurance Act (Canada), and the Canada Pension Plan Act (as may be applicable).

5.1.2.

You shall be responsible for deducting any and all applicable federal and provincial taxes, deductions, premiums, and amounts owing with respect to the compensation received pursuant to this letter and remitting such amounts to those governmental authorities as prescribed by law. The amounts reflected as fees above in 4.2.1 are exclusive of any VAT, State or federal taxes, withholding taxes, social security taxes in Canada for which the Company is liable.

5.1.3.	You are not entitled to any employment-related benefits, including without limitation, any payments under the Employment Standards Act, 2000 (Ontario).

5.1.4.	Upon termination of your appointment, the Company shall only be responsible for compensating you for the Services provided by you up to and including the termination date.
5.2.	Deductions
5.2.1.

The Company shall have no responsibility to make deductions for, or to pay, welfare and pension costs, withholdings for income tax purposes, employment insurance premiums, Workplace Safety and Insurance premiums, Canada Pension Plan premiums, payroll taxes (including employer health tax), disability insurance premiums or any other similar charges with respect to you. You acknowledge and agree that you are responsible for all such payments or remittances and shall indemnify the Company for any costs incurred by the Company arising as a result of your failure to make such payments or remittances.

5.2.2.

The parties hereto agree that if any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax (a “Tax Authority”) should determine that, that you are an employee of the Company, then:

a)

You agree to reimburse immediately the Company for the full amount of all amounts, charges, penalties, interest or income or other taxes made or assessed by such Tax Authority against the Company (the “Reimbursable Amounts”) and in this regard, the Company shall be entitled to set off all or any part of the Reimbursable Amounts against any amounts which may be owing by the Company to you at such time and make all such deductions from future payments as may be required by the Tax Authority, provided that -

b)	each of the Company and you shall be responsible for 50% of all liabilities and/or penalties assessed by such Tax Authority against the Company.

6.OUTSIDE INTERESTS

6.1.

You have already disclosed to the Board the significant commitments you have outside your role in the Company. You must inform the chairman in advance of any changes to these commitments. You must seek the Board’s agreement before accepting further commitments which might (a) give rise to a conflict of interest, (b) conflict with any of your duties to the Company, or (c) affect the time that you are able to devote to your role at the Company.

6.2.

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. If you become aware of any further potential or actual conflicts of interest, these should be disclosed to the chairman and company secretary as soon as you become aware of them. The Board retains full discretion to determine whether the identified conflict is material and to take action with respect to such conflict as appropriate.

6.3.

Without prejudice to the foregoing, you are reminded of your duties under the OBCA to disclose to the Company the nature and extent of any direct or indirect an interest in a transaction entered into or proposed to be entered into by the Company or by a subsidiary of the Company which to a material extent conflicts or may conflict with the interests of the Company and of which you are aware, such disclosure to be made at the first meeting of the directors at which the transaction is considered after you become aware of the circumstances giving rise to your duty to make it or (if for any reason you fail to comply with the foregoing) as soon as practical after that meeting by notice in writing delivered to the Company secretary.

7.CONFIDENTIALITY

7.1.

“Confidential Information” means all information owned, possessed or controlled by the Group relating to the business including, without limitation, all information related to developments, inventions, enhancements, financial, scientific, technical, manufacturing, process know-how and marketing information and all names of or lists of customers, prospective customers and suppliers or information pertaining thereto howsoever received by you from, through or relating to the Group and in whatever form (whether oral, written, machine readable or otherwise), which pertains to the Group; provided, however, that the phrase “Confidential Information” shall not include information which:

7.1.1.	was in the public domain prior to the date of receipt by you;
7.1.2.	becomes part of the public domain by publication or otherwise, not due to any unauthorized act or omission of you;
7.1.3.	approved, in writing, by the Board, for disclosure prior to its actual disclosure;
7.1.4.

you are required by law to disclose, provided that, unless prohibited by law, you first notify the Board at the first reasonable opportunity, that it is required to disclose such Confidential Information; or

7.1.5.	has been independently created or developed by you without the use of the Confidential Information or other resources of the and entirely on your own time, as applicable.
7.2.	In the course of performing the obligations and responsibilities, you may receive Confidential Information. You agree:
7.2.1.

not to disclose to a third party or use for any purpose, or reason whatsoever (other than for the benefit of the Group in connection with the Services), in any manner, any Confidential Information without the consent of the Company except as may be required by any law or regulation (and in the latter case, where permitted by law, prior to disclosing the Confidential Information to any third party, you will inform the Company and reasonably assist the Company in obtaining a protective order to prevent the disclosure of the Confidential Information, at the Company's cost);

7.2.2.

to respect the confidentiality of the Confidential Information by employing security measures appropriate to the nature of the information retained and the means by which that information is recorded or stored, which will include those measures required by the Company from time to time, and in any event no less than the industry standard practices for such measures; and

7.2.3.

at any time during the term of your appointment or immediately upon termination, at the Company’s option, to deliver promptly to the Company or to destroy any Confidential Information in your possession or control provided however that you shall be entitled to retain a single archived copy of such Confidential Information for its internal records and as may be required by law, and upon return or destruction, will certify in writing to having done so and will identify the nature, location and extent of any archived Confidential Information (which will remain subject to the obligations of confidence set out in this letter). For greater certainty, any information which is not Confidential Information will not be returned to the Company and will remain in the possession of you, as applicable.

8.SIDE INFORMATION AND DEALING IN THE COMPANY’S SHARES

You will at all times comply with all laws, rules and regulations relating to the disclosure and use of inside information, including applicable Canadian and U.S. Securities Laws. You will also comply with the Company’s Insider Trading Policy, as it may be amended from time to time. You should avoid making any statements that might risk a breach of these requirements. If in doubt, please contact the chairman or General Counsel.

9.OTHER OBLIGATIONS

9.1.	Return Of Property

On termination of your appointment with the Company however arising, or at any time at the Board’s request, you shall immediately return to the Company all documents, records, papers or other property belonging to the Company or any company in the Company’s group which may be in your possession or under your control, and which relate in any way to the Company’s or a group company’s business affairs and you shall not retain any copies thereof.

9.2.	Non-Solicitation

During the term of your appointment and for a period of twelve (12) months following the termination thereof, you shall not, without the prior written consent of the Company, on your own behalf or on behalf of or in connection with any other person or entity, directly or indirectly, in any capacity whatsoever including as an employer, director, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, supplier or trustee or by or through any person or entity or otherwise:

9.2.1.

approach, solicit, perform work for or supply goods or services of any business similar to the business of the Group to any customer of the Group (who was a customer of the Group during the immediately preceding twelve (12) months) for the purposes of attempting to direct such customer away from the Group or any of its affiliates;

9.2.2.

employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment or engagement of the Group any individual who is employed or any independent contractor who is engaged by the Group; or

9.2.3.

procure or assist any person or entity to employ, engage, offer employment or engagement or solicit the employment or engagement of or otherwise entice away from the employment or engagement of the Group any individual who is employed or any independent contractor who is engaged by the Group.

9.3.	Conflict Of Interest
9.3.1.

You will not, during your term of appointment, without the prior written consent of the Company, engage in, accept employment from, perform services for any other business entity which is doing business with the Company relative to any project worked on by you under this letter, and will avoid all circumstances and actions which would place you in a position of divided loyalty with respect to your obligations in connection with this letter. The provisions of this paragraph 10.3.1 will not apply to subsidiaries of Psyence Group Inc, or companies in which Psyence Group Inc has an interest, which are not directly competitive with the Company.

9.3.2.

The parties covenant and agree that they shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, harmful or damaging to the integrity, reputation or goodwill of any of the parties to this letter, its affiliates or management.

10.MISCELLANEOUS

10.1.	Entire Agreement

This letter constitutes the entire agreement between the parties with respect to the subject matter hereof and any and all previous agreements, written or oral, express or implied between the Parties or on their behalf relating to the subject matter of this letter are terminated and cancelled and each of the parties releases and forever discharges the other from all manner of action, claim or demand whatsoever under or in respect of any such previous agreement.

10.2.	Assignment

You may assign, delegate or otherwise transfer any of its rights, obligations and responsibilities under this letter and any such purported transfer shall be null and void.

10.3.	Waiver

The waiver by any of the parties of any action, right or condition described in this letter, or of any breach of a provision of this letter, shall not constitute a waiver of any other occurrences of the same event unless in writing by the party purporting to give the same.

10.4.	Amendment

This letter may not be modified or amended except by an instrument in writing signed by both parties.

10.5.	Enforcement

This letter shall enure to the benefit of and shall be binding upon and enforceable by the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

10.6.	Additional Assurances

Each party shall from time to time and at all times hereafter do such further acts and things and execute such further documents and instruments as shall reasonably be required in order to fully perform and carry out the terms of this letter.

10.7.	Governing Law

This letter and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario.

10.8.	Survival

The provisions of paragraphs 6, 7, 8 and 9.2 shall survive the termination of your appointment.

10.9.	Independent Legal Advice

You acknowledge that you have obtained adequate and independent legal advice with respect to this letter prior to its execution.

Please indicate your acceptance of these terms by signing and returning the attached copy of this letter to taryn@psyencebiomed.com.

Yours sincerely

For and on behalf of PSYENCE BIOMEDICAL LTD

I confirm and agree to the terms of my appointment as a non-executive director of Psyence Biomedical Ltd as set out in this letter.

Signed on	by
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